Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2007

Mr. William J. Motto
Chairman and Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

      Re: Meridian Bioscience Inc.
              Form 10-K for Fiscal Year Ended September 30, 2006
              File No. 1-31404

Dear Mr. Motto:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2006

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

(g) Inventories, page 50

1.   You disclose that you record changes to your inventory reserves in the period that they become known. It is unclear whether your historical inventory reserve reversals are a result of the sale or disposal of the underlying inventory or whether they relate to the effective write-up of inventory prohibited by SAB 5BB. Please provide us in a disclosure-type format, revised policy disclosure that clearly indicates the nature of the changes you record to your reserve each period. In addition, if you have effectively reversed inventory reserves that result in the write-up of previously written-down inventory, please revise your financial

statements to properly eliminate these reserve reversals or explain to us why any adjustments are not warranted.

(j) Revenue Recognition, page 52

2.   You disclose that you recognize revenue in your Life Science segment for multiple-deliverable arrangements using the principles in EITF 00-21. Based on your disclosure, it appears that these arrangements contain two units of accounting, one for research and development and another for manufacturing, and that you account for each unit separately. Please tell us whether our understanding is correct, and provide us your analysis under EITF 00-21 supporting your determination of the units of accounting and your accounting for each unit. In addition, assuming that you have identified separate units of accounting, please provide us in a disclosure-type format, revised policy disclosure that clarifies why you qualify under EITF 00-21 to account for these units separately.

3.   We acknowledge your response to comment three of our May 10, 2005 letter regarding your compliance with paragraph 37 of SFAS 131. Please provide us in a disclosure-type format, a revised statement of operations that separates your product and service revenues and costs of revenues as required by Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X or explain to us how your presentation complies with this guidance.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        If you have any questions, please contact Mark Brunhofer, Senior Staff
Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202)
551-3679.

                                                    Sincerely,

                                                    Jim B. Rosenberg
                                                    Senior Assistant Chief
                                                    Accountant